Schedule 13G


















UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____) *





eFuture Information Technology Inc.
Common Stock
G29438101
June 25, 2015



CUSIP No.G29438101
13G


Wang, Wenbiao


China

296,869 shares



0


296, 869 shares



0


296,869 shares of Common Stock




6.2%




eFuture Information Technology Inc.

Address of Issuer?s Principal Executive Offices:
A1103, A1105, A1106-07, Building A, Chengjian Plaza
No. 18 Beitaipingzhuang Road
Haidian District
Beijing, 100088, People?s Republic of China

Wang, Wenbiao

Address of Principal Business Office or, if none, Residence:
Rongchao Business Center Tower B 7/F
6003 Yitian Rd
Futian District, Shenzhen, China 518026


China

Common Stock

G29438101

Not applicable.



Not applicable.


Not applicable.


Not applicable.


Not applicable.



Signature: Wenbiao Wang
Name: Wenbiao Wang
Date July 2, 2015